Exhibit 99.1

Chardan 2008 China Acquisition Corp. Completes
Initial Public Offering

Beijing, China, August 15, 2008 — Chardan 2008 China Acquisition Corp. (“Chardan” or the “Company”) (NASDAQ: CACAU) announced today that it has closed its initial public offering of 6,875,000 units. Each unit consists of one ordinary share and one warrant that entitles the holder to purchase one ordinary share at $5.00 per share. The units were sold at an offering price of $8.00 per unit, generating gross proceeds to the Company of $55,000,000.

The Company consummated a private placement of 2,000,000 warrants at a purchase price of $0.50 per warrant to certain of its officers, directors and initial shareholders on August 11, 2008. The initial public offering and the private placement generated gross proceeds to the Company in the aggregate of $56,000,000. The Company intends to use the net proceeds from the offering and the private placement to acquire, through a merger, share exchange, contractual control arrangement or other similar business combination, one or more assets or operating businesses in the People’s Republic of China. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry in China.

Brean Murray, Carret & Co, Maxim Group LLC and Roth Capital Partners acted as representatives of the underwriters. The offering is being made only by means of a prospectus, copies of which may be obtained from Brean Murray, Carret & Co., LLC, 570 Lexington Avenue, New York, NY 10022, Attention: Prospectus Department; telephone: (212) 702-6521, or by e-mail at huangm@bmur.com, or Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 Attention: Prospectus Department, telephone: (800) 724-0761, or Roth Capital Partners, LLC, 24 Corporate Plaza Drive, Newport Beach, CA 92660, by e-mail at rothecm@roth.com.

In addition, the Company announced today that commencing on August 25, 2008, it expects that the holders of the Company’s units may elect to trade the ordinary shares and warrants included in the Company’s units separately. Those units not separated will continue to trade on the Nasdaq Capital Market under the symbol CACAU, and each of the ordinary shares and warrants will trade on the Nasdaq Capital Market under the symbols CACA and CACAW, respectively.

Richardson & Patel LLP acted as special U.S. securities counsel to the Company, Maples & Calder acted as BVI counsel to the Company and Ellenoff Grossman & Schole LLP acted as counsel to the underwriters.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on August 11, 2008. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Chardan 2008 China Acquisition Corp.
Chardan 2008 China Acquisition Corp. is a newly organized blank check company formed for the purpose of acquiring, through merger, share exchange, contractual control arrangement or other similar business combination, one or more assets or operating businesses in the People’s Republic of China.

Forward Looking Statements — Safe Harbor
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in the Company’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet	F-3
Notes to Balance Sheet	F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chardan 2008 China Acquisition Corp.

We have audited the accompanying balance sheet of Chardan 2008 China Acquisition Corp. (a Development Stage Company) as of August 15, 2008. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express and opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Chardan 2008 China Acquisition Corp. (a Development Stage Company) as of August 15, 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida

August 19, 2008

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
BALANCE SHEET

ASSETS
August 15, 2008

CURRENT ASSETS
Cash	$247,238
Total current assets	247,238

Restricted cash equivalents held in trust account	54,300,000

TOTAL ASSETS	$54,547,238

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accrued expense	$2,658
Loans from related parties	15,774
Total current liabilities	$18,432

Long term liabilities
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	$1,430,000

Total liabilities	$1,448,432

COMMITMENTS AND CONTINGENCIES

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	$18,985,305

STOCKHOLDERS’ EQUITY

Preferred stock, $0.0001 par value, 5,000,000 shares authorized,
none issued and outstanding	$-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917
Additional paid in capital	34,249,614
Accumulated deficit	(137,030)
Total stockholders’ equity	34,113,500

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$54,547,238

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
NOTES TO BALANCE SHEET

NOTE 1—ORGANIZATION AND BUSINESS OPERATIONS

Chardan 2008 China Acquisition Corp. (the “Company”) is a newly organized British Virgin Islands exempted company. The Company has selected December 31st as its year end. The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business. The Company will focus on identifying a prospective target business having its primary operations in the People’s Republic of China. Efforts in identifying a prospective target business will not be limited to a particular industry within China. The Company does not have any specific merger, share capital exchange, contractual control arrangement, asset acquisition or other business combination under consideration or contemplated and has not, nor has anyone on the Company’s behalf, contacted any potential target business or had any discussions, formal or otherwise, with respect to such a transaction.

As of August 15, 2008, the Company had not commenced any operations or generated revenues.  All activity from the period February 19, 2008 (date of inception) through August 15, 2008 relates to the Company’s formation and its initial public offering described below.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note 3 was declared effective on August 11, 2008.  The Company consummated the Offering on August 15, 2008 and immediately prior to such Offering, sold an aggregate of 2,000,000 warrants at $.50 per warrant to certain officers, directors and initial shareholders of the Company in a private placement (the “Private Placement”) described in Note 4.  The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a business combination with one or more operating businesses having their primary operations in the People’s Republic of China (“Business Combination”).  Net proceeds of $54,300,000 from the Offering and the Private Placement are held in a trust account (“Trust Account”) and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation, except to satisfy shareholder conversion rights. The Trust Account includes the deferred underwriting discount from the Offering of up to $2,200,000 which will be paid to the underwriters and upon consummation of a business combination, as described in Note 5. Additionally, all of the interest earned on the Trust Account balance (net of taxes paid or payable) may be released to the Company to fund operating activities.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 35% or more of the shares sold in the Offering vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. All of the Company’s shareholders prior to the Offering, have agreed to vote their pre-initial public offering ordinary shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any business combination. After consummation of a business combination, these voting safeguards will no longer be applicable.

Pursuant to the Company’s amended and restated memorandum and articles of association and applicable provisions of British Virgin Islands Law, the Company anticipates that its liquidator will instruct its trustee to promptly liquidate the Trust Account and distribute to the Public Shareholders all of the funds held in the Trust Account as part of the Company’s voluntary liquidation if the Company does not execute a letter of intent, agreement in principle or definitive agreement for a business combination prior to 18 months from the date of the closing of the Offering. If, however, a letter of intent, agreement in principle or definitive agreement for a business combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that business combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a business combination within the 30 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its business combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the “Extended Period”). If the Company receives Public Shareholder approval for the Extended Period and holders of 35% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their ordinary shares in connection with the vote for the Extended Period, the Company will then have an additional 6 months in which to complete the initial business combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a business combination. In the event there is no business combination within the 30-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
NOTES TO BALANCE SHEET

A Public Shareholder’s election to convert ordinary shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote the shares that have been converted against the Extended Period and exercise their conversion rights will not be able to vote these shares with respect to the initial business combination. All other Public Shareholders will be able to vote on the initial business combination.

With respect to a business combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the business combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their ordinary shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed business combination or vote on Extended Period, divided by the number of shares of common stock held by Public Shareholders at the closing of the Offering.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation:

The accompanying balance sheet is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the accounting rules and disclosure regulations of the Securities and Exchange Commission (SEC).

Use of estimates:

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

The fair values of the Company’s assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosure About Fair Value of Financial Instruments,” approximate the carrying amounts represented in the accompanying balance sheet.

Cash and cash equivalents:

The Company considers all highly-liquid investments with original maturities of three months or less when acquired to be cash equivalents.  Cash and cash equivalents at August 15, 2008 principally consist of cash held in a bank account.
Restricted cash equivalents held in the trust account:

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
NOTES TO BALANCE SHEET

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income taxes:

Under current British Virgin Islands (BVI) laws, the Company is not subject to income taxes, or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-BVI subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying balance sheet.

Ordinary shares subject to conversion:

As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the ordinary shares voted by the Public Shareholders and (2) Public Shareholders holding up to one share less than 35% of the shares of ordinary shares sold in the Offering (2,406,249 shares) exercise their conversion rights, which allows the Public Shareholders to receive their per share interest in the Trust Account.  Accordingly, the Company has classified 2,406,249 of its ordinary shares outside of permanent equity as “Ordinary shares subject to conversion,” at an initial conversion price of $7.89 on August 15, 2008 for a total of $18,985,305.  The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted would have a material effect on the accompanying balance sheet

NOTE 3—PUBLIC OFFERING

On August 15, 2008, the Company sold 6,875,000 units, in the Offering at a price of $8.00 per unit. Each unit consists of one of the Company’s ordinary shares, $0.0001 par value, and one warrant.  Each warrant will entitle the holder to purchase from the Company one of the Company’s ordinary shares at an exercise price of $5.00 per share commencing on later of: (i) the consummation of the business combination, or (ii) August 11, 2009.  The warrants will be exercisable only if the Company continues to provide for an effective registration statement covering the ordinary shares issuable upon exercise of the warrants.  In no event will the holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of the Company’s ordinary shares.

The warrants expire on August 11, 2012, unless earlier redeemed.  The warrants included in the units sold in the Offering are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares exceeds $10.00 per share for any 20 trading days within a 30-trading day period ending three business days prior to the notice of redemption being sent out.

The warrants are classified within shareholders’ equity since, under the terms of the warrants, the Company cannot be required to settle or redeem them for cash.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
NOTES TO BALANCE SHEET

NOTE 4—RELATED PARTY TRANSACTIONS

The Company has agreed to pay Chardan Capital, LLC, a company affiliated with the Company’s Chairman of the Board, $7,500 per month for office space and general and administrative services including secretarial support commencing on the date of the prospectus and continuing until the earlier of (i) the consummation by the Company of a business combination (as described in Note 1), (ii) February 11, 2011, or (iii) the date on which the Company ceases its corporate existence in accordance with its amended and restated memorandum and articles of incorporation.

Certain officers, directors and initial shareholders, purchased an aggregate of 2,000,000 warrants at a price of $.50 per warrant ($1,000,000 in the aggregate) in a private placement on August 11, 2008 (“private placement warrants”). The proceeds from the sale of the private placement warrants were added to the proceeds from this Offering to be held in the Trust Account pending the Company’s consummation of a Business Combination. If the Company does not complete a Business Combination that meets the criteria described in the Offering, then the $1,000,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s Public Shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

The private placement warrants have terms and provisions that are identical to the warrants being sold in the Offering with the following exceptions: (i) the private placement warrants will not have a claim to the funds held in the trust account, (ii) the private placement warrants are being purchased pursuant to an exemption from the registration requirements of the Securities Act, (iii) the private placement warrants will be non-redeemable so long as they are held by the initial holders or their permitted assigns and (iv) the private placement warrants are exercisable on a “cashless” basis at any time after the later to occur of a business combination or one year from the date of the Prospectus so long as they are held by the initial holders or their permitted assigns.

The sale of private placement warrants did not result in the recognition of stock based compensation expense because the private placement warrants were sold at or above fair market value.

One of the Company’s founders and an affiliate of the Company’s Chairman provided to the Company advances totaling $32,434 to pay expenses of this Offering for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The loan does not bear interest and has been repaid as of August 15, 2008.

NOTE 5— COMMITMENTS AND UNDERWRITERS’ COMPENSATION

The Company paid to the underwriters a $1,100,000 underwriting discount, representing 2.0% of the public Unit offering price, at the closing of the Offering. The Company is committed to pay up to an additional $1,100,000 toward the remaining deferred underwriting discount and $1,100,000 in non-accountable expenses currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company’s consummation of a Business Combination. This deferred underwriting discount is shown as a long term liability on the balance sheet and is net of $770,000, which represents amounts that would be forfeited by the underwriter in the event of a possible conversion of the Ordinary Shares as indicated in Note 2.

The Company also issued and sold to the underwriters on the closing date an option, as additional compensation to purchase up to an aggregate of 137,500 units for an aggregate purchase price of $100. These Options shall be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or 180 days from the effective date of the registration (August 11, 2008) and expiring on August 11, 2013 at an initial exercise price per Unit of $8.80.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
NOTES TO BALANCE SHEET

The Company has determined based upon a Black-Scholes option pricing formula, that the estimated fair value of the option on the date of sale would be approximately $1.95 per unit or an aggregate of approximately $268,616, assuming an expected of five years, volatility of 30.87% and a risk-free interest rate of 2.5%. Given the parameters used in the computation of the value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

The volatility calculation of 30.87% is based on the review of trading prices of the public warrants of 24 blank check companies that are comparable to the Company (i) each having completed an initial public offering of $100 million or less (ii) each currently seeking an acquisition and (iii) collectively with a median average closing price for their public warrants of approximately $.50 over a six month period. Because Company does not have a trading history, the Company estimated the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company used the annualized volatility of the historical volatilities for a period of time equal in length to the term of the option because the Company believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s common stock post-Business Combination. Although an expected life of five years was taken into account for purposes of assigning value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g) (1) of FINRA Conduct Rule, the option to purchase 137,500 units is deemed to be underwriting compensation and therefore the option may not be sold, transferred, assigned, pledged or hypothecated for a 180-day period following the date of the Offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CHARDAN 2008 CHINA ACQUISITION CORP.

Dated: August 20, 2008	By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Chief Executive Officer